UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(b)

(Amendment No. 1)

China Petroleum and Chemical Corporation

(Name of Issuer)

Ordinary shares*, par value rmb 1.00 per share

(Title of Class of Securities)

16941R108

(CUSIP Number)

February 10th, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1 (b)

[   ] Rule 13d-1 (c)

[X] Rule 13d-1 (d)

*Not for trading, but only in connection with the registration of American Depositary Shares,

each representing 100 ordinary shares.

CUSIP No. 16941R108	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP p.l.c

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%

12.	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 16941R108	13G	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP Global Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%

12.	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 71646E100	13G	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP Espana S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%

12.	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 71646E100	13G	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BP Oil Espana S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%

12.	TYPE OF REPORTING PERSON CO,

Item 1(a).       Name of Issuer:

                         No change.

Item 1(b).       Address of Issuer’s Principal Executive Offices:

                         No change.

Item 2(a).       Name of Person Filing:

                         No change.

Item 2(b).       Address of Principal Business Office or, if None, Residence:

                         No change.

Item 2(c).       Citizenship:

                        No change.

Item 2(d).       Title of Class of Securities:

                         No change.

Item 2(e).        CUSIP Number:

                         No change.

Item 3.            If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check

                        Whether the Person Filing is a:

                         No change.

Item 4.            Ownership.

                        (a)        Amount beneficially owned:  0

                        (b)        Percent of class:  0%

                        (c)        Number of shares as to which such person has:

                        (i)         Sole power to vote or to direct the vote                           0

                        (ii)        Shared power to vote or to direct the vote                       0

                        (iii)       Sole power to dispose or to direct

                                     the disposition of                                                            0

                        (iv)       Shared power to dispose or to direct

                                     the disposition of                                                            0

Item 5.            Ownership of Five Percent or Less of a Class.

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of securities, check the following [X].

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.

                        No Change.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the

                        Security Being Reported on by the Parent Holding Company or Control

                        Person.

                        Change.

Item 8.            Identification and Classification of Members of the Group.

                        No Change.

Item 9.            Notice of Dissolution of Group.

                        No Change.

Item 10.          Certifications.

                        No Change.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

For BP p.l.c.:

1st March 2004

(Date)

/s/ David J. Pearl

(Signature)

Deputy Secretary / D. J. Pearl

(Name/Title)

For BP Global Investments Limited:

1st March 2004

(Date)

/s/ FWM Starkie

(Signature)

FWM Starkie / Director

(Name/Title)

For BP Espana S.A.:

1st March 2004

(Date)

/s/ P Reed

(Signature)

P Reed/ Director

(Name/Title)

For BP Oil Espana S.A.:

1st March 2004

(Date)

/s/ Kirk Mitchell

(Signature)

Kirk Mitchell

(Name/Title)